Linkage Global Inc

September 1, 2023

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Keira Nakada
Lyn Shenk
Rucha Pandit
Dietrich King

Re:	Linkage Global Inc
Amendment No. 2 to Draft Registration Statement on Form F-1
Submitted August 4, 2023
CIK No. 0001969401

Ladies and Gentlemen:

This letter is in response to the letter dated August 23, 2023 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Linkage Global Inc (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. A Registration Statement on Form F-1 (the “Registration Statement”) is being filed to accompany this letter.

Amendment No. 2 to Draft Registration Statement on Form F-1

Cover Page

1.	We note your response to comment 1 and reissue in part. In this regard, we note your disclosure here as well as on pages 11 and 12 that “[t]here are currently no restrictions on foreign exchange and [y]our ability to transfer cash among [y]our Cayman Islands holding company and [y]our principal subsidiaries in Hong Kong and Japan.” Please revise your disclosure here and elsewhere as appropriate to address whether there are any limitations on your ability to transfer cash to investors.

Response: In response to the Staff’s comment, we revised our disclosure on the cover page, page 11 and page 12 of the Registration Statement to disclose the restrictions on our ability to issue dividends or make distributions to investors.

Notes to Unaudited Condensed Consolidated Financial Statements

3. Segment Information, page F-16

2.	We note the disclosure you provided in response to comment 15. Please revise this disclosure to include right-of-use assets by geography.

Response: In response to the Staff’s comment, we revised disclosure on page F-16 of the Registration Statement.

2. Summary of Significant Accounting Policies

Revenue Recognition

Integrated E-Commerce Services, page F-39

3.	We note the disclosure you revised in response to comment 14. Please tell us how the billing reports received from social media platforms directly correspond with the value transferred to the customers. In this regard, tell us how you consider the revenue adjustments that occur following the reconciliation process during the month following each quarter-end, including the materiality of such adjustments.

Response: We respectfully acknowledge the Staff’s comment. The Company introduces new Merchants to social media platforms and continuously operates ad accounts on behalf of Merchants introduced by the Company. The billing reports record the names of Merchants and their corresponding consumption of ads for each quarter on social media platforms, which directly correspond with the value transferred from the Group to social media platforms.

The Company first books the estimated revenue based on the billing report received for the preceding quarter, and trues-up the revenue amount based on the billing report for the current quarter upon receipt in the following quarter. Generally, the Company receives the quarterly billing report within three months after each quarter end. Since the filing dates of both the audit financial statement and interim financial statement were more than three months after the fiscal year-end and interim period-end, the revenue as presented in the financial statements were already adjusted based on the current billing report. The Company assessed that such adjustments is immaterial. The amount of adjustments were less than 1% and 17% of the digital marketing services for the years ended September 30, 2021 and 2022, respectively, and were less than 1% and 3% of the total revenues for the years ended September 30, 2021 and 2022, respectively.

In responding to your comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Zhihua Wu
Name:	Zhihua Wu
Title:	Chief Executive Officer, Director, and Chairman of the Board of Directors

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC

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